John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

September 1, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Roku, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 23, 2017
CIK No. 0001428439

Ladies and Gentlemen:

On behalf of Roku, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 29, 2017 with respect to the Company’s Draft Registration Statement on Form S-1, submitted on August 23, 2017. The Company is concurrently and publicly filing a Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Prospectus Summary

How Our TV Streaming Platform Provides Value to Users, Content Publishers and Advertisers, page 3

1.	We note your response to comment 10 and that your definition of hours streamed includes “non-certified” channels. Please prominently disclose here and where relevant (i.e., under Key Performance Metrics) that non-certified channels are private streaming channels that are not generally available or that restrict access to individuals who receive an access code from the developer of such a channel. Similarly, disclose the purpose for utilizing private channels. For example, it appears private channels allow developers to test their streaming channels prior to a general release, provide companies a way to present private training programs, or give content providers a means for distributing content that is not intended for a general audience.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 13, 17, 58, 77 and 94 of the Registration Statement.

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

September 1, 2017

Page Two

Factors Affecting Our Performance

Ability to monetize users and streaming hours, page 65

2.	We note your disclosure that for the six months ended June 30, 2017, hours streamed that included advertising grew to 2.9 billion and that total hours streamed for that period was approximately 6.7 billion. In furtherance of the disclosure requested in our comment 1 of this letter, disclose the approximate number of hours streamed from private or noncertified channels for the six months ended June 30, 2017. To the extent material, also revise your disclosure to reflect that the hours streamed through private channels, which you consolidate under the general “hours streamed” metric, would not provide the same advertising revenue generation potential given that advertisers would not be able to advertise or promote campaigns to users streaming on private or non-certified channels.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 13, 17, 58, 77 and 94 of the Registration Statement.

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Stephen H. Kay, Roku, Inc.

David Oh, Roku, Inc.

Mark P. Tanoury, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alex K. Kassai, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com